SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
 ______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1250 René-Lévesque Street West, 38th floor, Montreal, Quebec H3B 4W8 Canada
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [X]
40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]
No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are the registrant's Operating and Financial Review and Prospects along with its Audited Comparative Annual Consolidated Financial Statements, including the Notes thereto, as at December 31, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:	(signed)

Name:	Margriet Zwarts
Title:	General Counsel and Secretary

Date: March 31, 2005

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Operating and Financial Review and Prospects of the Registrants as at December 31, 2004.

99.2	Audited Comparative Annual Consolidated Financial Statements of the Registrant, including the Notes thereto, as at December 31, 2004